TIKCRO TECHNOLOGIES LTD.

December 7, 2015

VIA EDGAR TRANSMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549
Attn.: Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Form 20-F for Fiscal Year Ended December 31, 2014 of Tikcro Technologies Ltd. (the“Company”) filed on April 30, 2015, File No. 0-30820 (the "Form 20-F")

Dear Ms. Jenkins:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 3, 2015, regarding the Form 20-F.

For reference purposes, the Staff’s comments have been reproduced herein in bold-face type, followed by the Company’s response.

Item 15. Controls and Procedures

1.
On May 14, 2013, Committee of Sponsoring Organizations (“COSO”) issued an updated Internal Control – Integrated Framework (the “2013 COSO Framework”) Please tell us whether you utilized the 2013 COSO Framework or the previous framework (the 1992 COSO Framework) in your assessment of internal controls over financial reporting. In addition, please confirm that you will revise your future filings to include a report that identifies the version of the COSO Integrated Framework you utilized in your assessment of internal control over financial reporting. Please refer to the guidance in Item 308(a)(2) of Regulation S-K.

Response

The Company reviewed the updates to the COSO framework issued on May 14, 2013 and assessed the effect of these updates on the Company's internal control over financial reporting. The Company utilized the changes in the 2013 COSO Framework in its assessment of internal control over financial reporting as of December 31, 2014. We confirm that, in future filings, the Company will identify the version of the COSO Integrated Framework utilized in the assessment of internal control over financial reporting.

Item 18. Financial Statements, page 64

2.
We note your disclosure here and in Item 19 footnote (f) to Exhibit 15.1 on page 66 that the financial statements required by this item have been incorporated by reference from a Form 6-K you furnished on April 14, 2015. Financial statements are required to be filed as an exhibit. Please refer to the guidance in Rule 12b-23(3), Rule 12b-36 and Rule 303(b) of Regulation S-T. Information submitted on a Form 6-K is considered to be “furnished” and not “filed.” Please refer to the guidance in Rule 13a-16(c) and General Instruction B to Form 6-K. Please amend your Form 20-F to file the required financial statements and the related auditor’s consent.

Response

The Company respectfully informs the Staff that it incorporated its financial statements by reference in reliance upon the express instruction to Item 19 of Form 20-F, which provides: "If you incorporate any financial statement or exhibit by reference, include the incorporation by reference in the list required by this Item. Note Rule 12b-23 regarding incorporation by reference." The Company believes that it complied with requirement by including the incorporation by reference of the financial statements as Exhibit 15.1 in the exhibit list under Item 19 of the Form 20-F, as well as the related Interactive Data Files in XBRL format as Exhibit 101.1 therein.  Since the foregoing instruction, which appears in a form designated for foreign private issuers, references Rule 12b-23, the Company understood that the condition in Rule 12b-23(a)(3)(iii) regarding information filed on Form 8-K may be met by a foreign private issuer by filing the information on Form 6-K.  The Company acknowledges that information filed on Form 6-K is normally not considered "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, as set forth in Rule 13a-16(c) and General Instruction B to Form 6-K. However, the Company understands that when its financial statements submitted on Form 6-K are incorporated in a Form 20-F by reference, the financial statements are considered "filed" for all purposes, as though they were attached to the Form 20-F.

Rule 12b-36 requires that financial statements filed or incorporated by reference under other Acts administered by the Commission be accompanied by a manually signed certificate and consent of the accountant.  The Company respectfully believes that it complied this rule in its Form 6-K filed on April 14, 2015 since, in addition to its financial statements, the Company included a manually signed certificate (in Exhibit 99.1) and consent (in Exhibit 99.2) of the Company's accountant, which were incorporated by reference into a registration statement on Form S-8 of the Company, which was filed under the Securities Act of 1933, as amended.

Rule 303(b) of Regulation S-T relates to incorporating by reference to a Form 6-K that was filed in paper format. However, the Company's financial statements were filed on a Form 6-K in electronic format.

*     *     *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact the undersigned at +972-544-701-212, if you have any questions or require additional information.

Sincerely, /s/ Aviv Boim Aviv Boim Chief Executive Officer

cc:  Adam M. Klein, Adv., Goldfarb Seligman & Co.